UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41927

SU Group Holdings Limited

(Registrant’s Name)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On May 11, 2026, SU Group Holdings Limited (the “Company”) entered into a placement agency agreement (the “PA Agreement”) with WallachBeth Capital, LLC, as placement agent (“Placement Agent”), in connection with issuance and sale by the Company (the “Offering”) of 3,000,000 Units (“Units”), each Unit consisting of (i) one pre-funded warrant (a “Pre-Funded Warrant”) to purchase one Class A ordinary share, par value HK$0.10 per share (“Class A ordinary share”), and (ii) two warrants with a twenty-five-month term, each warrant to purchase one Class A ordinary share (the “Warrants”) at a public offering price of $2.00 per Unit. Each of the Warrants will be immediately exercisable, subject to beneficial ownership limitations, for one Class A ordinary share at an initial exercise price of US$5.50 per share, subject to adjustments. The Offering closed on May 13, 2026.

The material terms of the Offering are described in the final prospectus, dated May 11, 2026 (the “Final Prospectus”), as filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) on May 12, 2026. The Offering was conducted pursuant to a registration statement, as amended, on Form F-1 (File No. 333-291851), initially filed by the Company under the Securities Act with the SEC on November 28, 2025, as amended, and declared effective on May 4, 2026 (the “Registration Statement”).

In connection with the Offering, the Company entered into (i) a securities purchase agreement dated May 11, 2026 (the “Securities Purchase Agreement”) with certain investors, at the investor’s option, who purchased Units in the Offering, (ii) a registration rights agreement dated May 13, 2026 (the “Registration Rights Agreement”) with the investors in the Offering, pursuant to which the Company will be obligated to file a resale registration statement (the “Resale Registration Statement”), subsequent to the Offering, covering the Class A ordinary shares underlying the Warrants and the Pre-Funded Warrants that are not covered by the Registration Statement and (iii) an escrow agreement dated May 12, 2026 (the “Escrow Agreement”) with the Placement Agent and Continental Stock Transfer & Trust Company, as escrow agent, pursuant to which, a portion of the proceeds of the Offering will be held in escrow and not released to the Company until no later than two trading days after the Resale Registration Statement is declared effective by the SEC.

As described in the Final Prospectus, the Company intends to use the net proceeds from the Offering (i) to pursue strategic acquisitions and investment opportunities to strengthen our market position and further enhance our competitiveness in the security services industry and (ii) for general working capital purposes.

Copies of the form of the PA Agreement, form of the Pre-funded Warrants, form of the Warrants, form of the Securities Purchase Agreement, form of the Registration Rights Agreement and form of the Escrow Agreement are attached hereto as Exhibits 1.1, 4.1, 4.2, 10.1, 10.2 and 10.3, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

In connection with the Offering, the Company issued press releases announcing the pricing and closing of the Offering on May 11, 2026 and May 13, 2026, respectively. Copies of the press releases are attached hereto as Exhibits 99.1 and Exhibit 99.2 and are incorporated by reference herein.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Placement Agency Agreement
4.1	Form of Pre-funded Warrant
4.2	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Escrow Agreement
99.1	Press Release, dated May 11, 2026
99.2	Press Release, dated May 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED

Date: May 13, 2026	By:	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer